UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 29 September 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X            Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes               No X

Issued by Harmony Gold
Mining Company Limited

29 September 2010

Queries:
South Africa
Charmane Russell
Russell & Associates
+27 11 880 3924 (office)
+27 82 372 5816(mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za

JSE:         HAR
NYSE:       HMY
ISIN No.:  ZAE000015228

BAMBANANI: BODY OF MISSING MINER RECOVERED
Harmony Gold Mining Company Limited advises with deep regret that the rescue team reached and recovered the body of the missing employee at
Bambanani s East shaft at approximately 21:00 today, Wednesday 29
September 2010. This was the second fatality as a result of a seismically-
induced rockfall, two days ago.

Six employees were brought to surface soon after Monday
three were hospitalised. All three are in a stable condition.

The names of all employees involved will be withheld until their next of kin have been informed.

Harmony's Chief Executive, Graham Briggs and his management team, express their sincere condolences to the families of the deceased and those affected by the incident.

ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 29, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:  Hannes Meyer
Title:  Financial Director